October 1, 2010

Michael Clampitt

Senior Attorney

Eric Envall

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

LyonHeart Capital, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 27, 2010

File No. 333-169032

Gentlemen;

The following are our responses to you comment letter dated September 16, 2010.

Form S-1/A filed September 17, 2010

Cover Page

1.

We note the revisions you made to the cover page in response to comment two of our letter dated September 16, 2010. You disclose on page 16 that “Mr. Anderson must sell all of the shares of the new issue offering prior to sale of any shares held by him.” This is inconsistent with the concept that you may close the offer at any time once you have sold the minimum number of shares and then sell shares held by the selling shareholder rather than continue to sell the shares of the new issue.

Please revise your entire document to clearly indicate your intentions to which shares will be sold to purchasers and in what priority. In your response to us, please specify where in the document you have made changes, and what those changes are.

Revised to disclose that Mr. Anderson may not sell any of the shares held by him until after the minimum offering has been completed.

2.

Please revise the chart on page 4 to include a line item for the selling shareholder’s shares.

Line item for selling shareholders shares added.

3.

 As previously requested in comment four of our letter dated September 16, 2010, please revise the second paragraph of the cover page to disclose the insured depository that will be used for the escrowed funds and shares.

Synovous Bank as depository institution disclosed.

4.

Since according to your disclosures Underhill Securities Corp. is not serving as an underwriter, please remove the information you have of them from the front cover of your prospectus. In the alternative, revise the cover to describe Underhill Securities as a best efforts selling agent and file your agreement with them as an exhibit to the Registration Statement.

Revised to disclose Underhill as a best efforts selling agent and agreement filed as an exhibit.

The Offering, page 6

5.

Please delete the sentence in the first paragraph that begins, “In the event that any interest is earned on the funds in escrow…” You have indicated that no interest will be paid on any of the funds held in escrow; therefore you should have no discussions regarding any interest on funds held in escrow.

Revised to remove the interest language.

Potential Conflicts of Interest, page 8

6.

Revise your registration statement in order to provide more detail regarding the current and likely future employment opportunities that Mr. Anderson has that may be a potential conflict of interest between you and Mr. Anderson.

Mr. Anderson currently works part time, should he find full time employment, he may have less time to devote to LyonHeart but expects that he would still have more than sufficient time to successfully complete the business plan.

Use of Proceeds, page 14

7.

Please revise this chart to include an entry for the difference between “Total Offering Proceeds” and “Net Offering Proceeds.”

Revised to include “Total Offering Proceeds” and “Net Offering Proceeds”

Plan of Distribution, page 14

8.

We note your disclosure that the offering is being made on a “self-underwritten basis.” As such please clarify to us and in your registration statement what role Underhill Securities Corp. will have in the offering.

Clarified that Underhill will act only as a best efforts selling agent and will not be purchasing any of the securities for resale.

Plan of Distribution

9.

Include a separate paragraph that describes in detail what role Underhill Securities Corp. may have in the offering. Such disclosure would include an potential compensation Underhill Securities Corp. would receive for its services as selling broker.

Clarified that Underhill will act only as a best efforts selling agent and will not be purchasing any of the securities for resale. Underhill’s compensation would be an 8% commission on sale.

Other Expenses of Issuance and Distribution, page II-1

10.

Please revise your registration statement to clarify the apparent discrepancy between your statement that “LyonHeart has agreed to pay all costs and expenses in connection with this offering.” And the statement that “Eric Anderson is the source of the funds for the estimated costs.”

Revised to clarify that Eric Anderson was the sources for the funds to cover the estimated costs.

In addition, we do not find your response to comment seven of our letter dated September 16, 2010 responsive. Therefore, please revise the entire document to include a discussion where appropriate of how the estimated offering costs of $18,000 will be paid.

Revised to clarify that Eric Anderson was and will be the sources for the funds to cover the estimated costs.

Very Truly Yours,

/s/ Eric Anderson

Eric Anderson, President

LyonHeart Capital, Inc.

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